UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Form 6K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a16 OR 15d16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 For November 13, 2023 Harmony Gold Mining Company Limited Randfontein Office Park Corner Main Reef Road and Ward Avenue Randfontein, 1759 South Africa (Address of principal executive offices) *- (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40F.) Form 20F ☒ Form 40F ☐ (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.) Yes ☐ No ☒ Harmony Gold Mining Company Limited Incorporated in the Republic of South Africa Registration number: 1950/038232/06 JSE share code: HAR NYSE share code: HMY ISIN: ZAE000015228 (“Harmony” or “the Company”) OPERATIONAL UPDATE for the three months ended 30 September 2023 (“Q1FY24”) HARMONY DELIVERS STELLAR FIRST QUARTER. HIGHER FREE CASH FLOWS, HIGHER RECOVERED GRADES, HIGHER PRODUCTION, HIGHER GOLD PRICE RECEIVED … WITH LOWER COSTS Johannesburg, South Africa. Monday, 13 November 2023. Harmony Gold Mining Company Limited (Harmony or the Company) is pleased to report our operational update for the three months ended 30 September 2023 (Q1FY24). The first quarter saw a continuation of the strong operating performance across all our operations, resulting in higher gold production and outstanding operating free cash flows. This was mainly due to higher average underground recovered grades from our South African underground operations alongside a very strong quarter from the Hidden Valley mine in Papua New Guinea. Average recovered grades at the South African underground operations increased by 18% to 6.29g/t for the Q1FY24 reporting period from 5.35g/t in Q1FY23. The higher underground recovered grades were underpinned by our high-grade Mponeng and Moab Khotsong operations. Recovered grades at the Hidden Valley mine have remained high since we intercepted the high-grade 'Big Red' part of the ore body in the fourth quarter of the previous financial year (Q4FY23). Recovered grades at Hidden Valley therefore increased by 74% year-on-year to 1.76g/t from 1.01g/t in Q1FY23. Group gold production in Q1FY24 increased by 17% to 13 223kg (425 130oz) from 11 301kg (363 336oz) in Q1FY23 with almost all our operations delivering higher production year-on-year. We are confident this good momentum will continue on the back of improved flexibility. Silver production from Hidden Valley increased by 55% to 30 914kg (993 914oz) from 19 955kg (641 579oz) in Q1FY23. The average silver price received also increased by 35% to R14 157/kg (US$23.59/oz) from R10 514/kg (US$19.21/oz) in Q1FY23. As a result, we generated R433 million (US$23 million) in silver revenue at Hidden Valley. KEY HIGHLIGHTS (Q1FY24 vs Q1FY23*) • Group LTIFR# at 4.84 with safety performance trending in the right direction • 18% increase in underground recovered grades to 6.29g/t from 5.35g/t • 17% increase in total gold production to 13 223kg (425 130oz) from 11 301kg (363 336oz) • 7% improvement in group all-in sustaining costs (AISC) to R841 436/kg (US$1 404/oz) from R907 573/kg (US$1 657/oz) • 33% increase in gold revenue to R14 781 million (US$793 million) from R11 137 million (US$654 million) • 18% increase in average gold price received to R1 127 208/kg (US$1 881/oz) from R955 010/kg (US$1 743/oz) • 278% increase in group operating free cash flow to R3 236 million (US$174 million) from R857 million (US$50 million) driven by higher recovered grades at Mponeng, Moab Khotsong and Hidden Valley • High-grade underground operations contributed 53% towards group operating free cash flow • Hidden Valley mine contributed 22% towards group operating free cash flow • Net debt to EBITDA at zero from 0.2 times at the end of the previous financial year • We remain on track to meet our FY24 production, cost and grade guidance Uranium is a by-product from the gold extraction process at Moab Khotsong. This quarter, uranium production increased by 50% to 70 044kg (154 420lb) from 46 710kg (102 978lb) in Q1FY23. Uranium sold increased 116% to 92 987kg (205 000lb) from 43 091kg (95 000lb). Year-on-year, the average uranium price received increased by 24% to US$58.21/lb from US$47.01/lb, resulting in uranium revenue of R223 million (US$12 million) for the quarter. The rand gold price remained favourable, increasing by 18% to R1 127 208/kg (US$1 881/oz) from R955 010/kg (US$1 743/oz) year-on-year. The strong rand/kg gold price continues to provide Harmony with a significant tailwind. Gold revenue increased by 33% to R14 781 million (US$793 million) this quarter from R11 137 million (US$654 million) in Q1FY23. We continue to manage costs carefully and are pleased that all our cost metrics per unit are lower year-on-year – in both rand and US dollar terms – as a result of the higher recovered grades, low-cost surface retreatment production and higher by-product credits from silver and uranium. • Cash operating costs in Q1FY24 decreased by 6% to R711 999/kg (US$1 188/oz) from R756 166/kg (US$1 380/oz) in Q1FY23 • All-in sustaining costs (AISC) decreased by 7% to R841 436/kg (US$1 404/oz) from R907 573/kg (US$1 657/oz) in Q1FY23 • All-in costs (AIC) decreased by 5% to R900 505/kg (US$1 503/oz) from R946 228/kg (US$1 727/oz) Group operating free cash flows increased by 278% in Q1FY24 to R3 236 million (US$174 million) from R857 million (US$50 million) in Q1FY23. Group operating free cash flow margins increased to 22% in this reporting period from 8% in Q1FY23. The Company’s balance sheet has continued to strengthen this quarter as we reduced our net debt to R117 million (US$6 million) from R2 726 million (US$145 million) at the end of the 2023 financial year. Net debt to EBITDA ratio is 0.0 times from 0.2 times in the previous quarter. * Q1FY23 – three-month period ended 30 September 2022 # LTIFR – lost-time injury frequency rate Please note that financial information has not been reviewed or audited by the Company's external auditors 2 Harmony Gold Mining Company Limited | Operational Update for the three months ended 30 September 2023 We have an extensive project pipeline to help us achieve our goal to improve the quality of our ounces and expand our margins as we transform into a global gold-copper producer. We are on track with the key projects in execution. These include the tailings storage facility expansion at Mine Waste Solutions and the Zaaiplaats project which is the life of mine extension at Moab Khotsong. Newmont Corporation has joined Harmony as partner in the Wafi-Golpu Joint Venture effective 7 November 2023, following the conclusion of the Newcrest Mining Limited acquisition. We look forward to working with them as we continue with the permitting of Wafi-Golpu after the signing of the non-binding framework Memorandum of Understanding (MoU) on 6 April 2023. Sustainability is embedded throughout Harmony, As such, we are incorporating a risk-based approach to informing and updating the feasibility study for the Eva Copper Mine Project in Australia. A key project consideration is to include the supply of renewable power in the project plan, which amongst other proposed changes, will require an environmental permit amendment. Harmony continues to receive good support from the state and local level stakeholders as we progress the Eva Copper Mine Project for the benefit of all our stakeholders. We will continue providing updates on the progress of the study and the permitting process. In the interim, we are continuing with enhancing the resource and project footprint database required to inform the feasibility study outcomes through on-site drilling, laboratory test-work and modelling activities, with over 41 000 metres drilled in the period since acquiring the project. This will inform resource definition, geotechnical, metallurgical and geohydrological data sets in addition to study optimisation work streams. The sequencing of our capital expenditure is expected to remain largely unchanged, with comfortable levels of capital intensity alongside our robust balance sheet. As we head towards the end of the calendar year, it is imperative we remain focused on safety, effective cost management and delivering operational excellence across all our operations. Our people remain our number one asset. The remarkable improvement in our group safety performance is evidence that a proactive safety culture and operational excellence work hand-in-hand. This is a true example of mining with purpose as we continue creating value for all our shareholders and stakeholders. HEALTH AND SAFETY Harmony's safety performance continues to improve. The group LTIFR for this quarter improved to 4.84 from 5.68 in Q1FY23, the lowest in ten years. This is a remarkable achievement and reflects the immense effort by each employee to embed a culture of safety and to live the Harmony values at work and at home. Despite these efforts, more still needs to be done to achieve our goal of zero-loss of life. We are deeply saddened that three of our colleagues lost their lives in two separate fall-of-ground events. The first event occurred COMPARATIVE OPERATIONAL METRICS FOR Q1FY24 VS Q4FY23 AND Q1FY23 Unit Q1FY24 Q4FY23 Q-on-q (%) Q1FY23 Y-on-y (%) Average gold price received R/kg 1 127 208 1 143 114 (1) 955 010 18 $/oz 1 881 1 904 (1) 1 743 8 Underground yield g/t 6.29 6.09 3 5.35 18 Gold produced total kg 13 223 12 302 7 11 301 17 oz 425 130 395 520 7 363 336 17 SA optimised underground1 kg 5 448 4 802 13 5 345 2 oz 175 158 154 389 13 171 845 2 SA high grade underground2 kg 4 234 4 105 3 3 122 36 oz 136 126 131 979 3 100 374 36 SA surface3 kg 2 185 1 959 12 1 822 20 oz 70 250 62 984 12 58 580 20 International (Hidden Valley) kg 1 356 1 436 (6) 1 012 34 oz 43 596 46 168 (6) 32 537 34 Total cash costs R/kg 711 999 717 982 1 756 166 6 $/oz 1 188 1 196 1 1 380 14 Group AISC R/kg 841 436 878 138 4 907 573 7 US$/oz 1 404 1 462 4 1 657 15 Group AIC R/kg 900 505 937 480 4 946 228 5 US$/oz 1 503 1 561 4 1 727 13 Average exchange rate R/US$ 18.64 18.68 — 17.04 9 1 Tshepong South, Tshepong North, Target 1, Joel, Masimong, Doornkop and Kusasalethu 2 Mponeng and Moab Khotsong 3 Mine Waste Solutions, Phoenix, Central Plant, Savuka Tailings, Dumps and Kalgold at Kusasalethu on 5 September 2023 (Q1FY24), while the second event occurred at Tshepong North on 6 October 2023 (Q2FY24). We express our sincerest condolences to the families of: • Amahle Nodangala, rock drill operator, Kusasalethu • Luvuyo Sangeni, development team member, Kusasalethu • Mlandelwa Zide, scrapper winch operator, Tshepong North One life lost is one too many. Harmony takes the learnings from every incident as we continue our relentless pursuit of achieving zero loss of life. 3 Harmony Gold Mining Company Limited | Operational Update for the three months ended 30 September 2023 HEDGE POSITION AS AT 30 SEPTEMBER 2023 FY2024 FY2025 FY2026 TotalQ2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Rand gold Forward contracts koz 78 78 78 76 72 72 66 22 542 R’000/kg 1 099 1 134 1 165 1 189 1 230 1 316 1 365 1 364 1 215 Dollar gold Forward contracts koz 9 9 9 9 6 3 1 — 46 $/oz 1 941 2 052 2 106 2 127 2 150 2 171 2 187 — 2 079 Total gold koz 87 87 87 85 78 75 67 22 588 Currency hedges Rand dollar Zero cost collars $m 78 78 78 78 76 66 30 — 484 Floor R/$ 17.64 17.81 18.04 18.25 18.72 19.33 19.98 — 18.38 Cap R/$ 19.58 19.76 20.03 20.25 20.73 21.35 22.01 — 20.36 Forward contracts $m 36 36 36 36 33 24 13 — 214 R/$ 18.65 18.83 19.06 19.39 19.67 20.19 20.50 — 19.17 Total dollar $m 114 114 114 114 109 90 43 — 698 Dollar silver Zero cost collars koz 240 240 240 210 210 120 40 — 1 300 Floor $/oz 24.35 24.53 24.54 24.66 24.92 25.59 25.86 — 24.72 Cap $/oz 27.12 27.31 27.42 27.66 27.92 28.59 28.86 — 27.61 HEDGING During the quarter, the rand gold hedge book was maintained at 20%. The average forward rand gold price on the hedge book is at R1 215 000/kg on a net position of 542 000oz at the end of the first quarter. Harmony will only hedge when it is certain that it can achieve a minimum margin of 25% above AISC and inflation. ANNUAL PRODUCTION, COST AND GRADE GUIDANCE While we are only one quarter into FY24, we are confident of achieving our annual guidance of: • 1 380 000 to 1 480 000oz in total production • overall AISC guidance of below R975 000/kg • underground grade guidance at 5.60 to 5.75g/t

4 Harmony Gold Mining Company Limited | Operational Update for the three months ended 30 September 2023 Three months ended SOUTH AFRICA UNDERGROUND PRODUCTION Moab Khotsong Mponeng Tshepong North Tshepong South Doornkop Joel Target 1 Kusasalethu Masimong TOTAL UNDER- GROUND Ore milled t'000 Sep-23 234 242 206 130 221 118 124 143 122 1 540 Jun-23 235 240 197 120 233 112 99 114 113 1 463 Yield g/tonne Sep-23 8.06 9.70 4.73 7.51 4.45 4.42 3.95 6.96 4.16 6.29 Jun-23 8.38 8.90 4.31 7.22 4.21 4.30 3.40 7.44 3.88 6.09 Gold produced kg Sep-23 1 887 2 347 974 976 984 521 490 995 508 9 682 Jun-23 1 970 2 135 850 866 981 482 337 848 438 8 907 Gold sold kg Sep-23 1 964 2 324 941 944 962 503 484 985 491 9 598 Jun-23 1 923 2 155 858 874 970 486 333 856 442 8 897 Gold price received R/kg Sep-23 1 140 814 1 137 959 1 138 429 1 138 051 1 140 873 1 138 684 1 139 329 1 135 160 1 138 251 1 138 725 Jun-23 1 154 526 1 154 348 1 156 627 1 158 025 1 158 457 1 157 537 1 151 784 1 153 944 1 156 018 1 155 538 Gold revenue¹ R'000 Sep-23 2 240 559 2 644 617 1 071 262 1 074 320 1 097 520 572 758 551 435 1 118 133 558 881 10 929 485 Jun-23 2 220 154 2 487 621 992 386 1 012 114 1 123 703 562 563 383 544 987 776 510 960 10 280 821 Cash operating cost (net of by-product credits) R'000 Sep-23 1 184 336 1 517 720 769 584 682 210 789 095 453 130 604 179 944 227 472 711 7 417 192 Jun-23 1 296 301 1 440 725 691 365 606 557 797 367 438 650 533 910 837 010 450 311 7 092 196 Inventory movement R'000 Sep-23 63 842 (10 553) (26 898) (26 629) (11 864) (13 733) (11 066) (7 730) (14 154) (58 785) Jun-23 (85 821) 5 911 4 483 6 175 (4 380) 2 996 (2 722) 5 993 4 314 (63 051) Operating costs R'000 Sep-23 1 248 178 1 507 167 742 686 655 581 777 231 439 397 593 113 936 497 458 557 7 358 407 Jun-23 1 210 480 1 446 636 695 848 612 732 792 987 441 646 531 188 843 003 454 625 7 029 145 Production profit R'000 Sep-23 992 381 1 137 450 328 576 418 739 320 289 133 361 (41 678) 181 636 100 324 3 571 078 Jun-23 1 009 674 1 040 985 296 538 399 382 330 716 120 917 (147 644) 144 773 56 335 3 251 676 Capital expenditure R'000 Sep-23 297 898 183 816 116 260 122 459 180 939 56 865 111 684 49 267 4 630 1 123 818 Jun-23 327 249 181 864 155 700 146 924 203 515 64 760 136 003 73 798 13 228 1 303 041 Cash operating costs R/kg Sep-23 627 629 646 664 790 127 698 986 801 926 869 731 1 233 018 948 972 930 533 766 081 Jun-23 658 021 674 813 813 371 700 412 812 810 910 062 1 584 303 987 040 1 028 107 796 250 Cash operating costs R/tonne Sep-23 5 061 6 272 3 736 5 248 3 571 3 840 4 872 6 603 3 875 4 816 Jun-23 5 516 6 003 3 509 5 055 3 422 3 917 5 393 7 342 3 985 4 848 Cash operating cost and Capital R/kg Sep-23 785 498 724 983 909 491 824 456 985 807 978 877 1 460 945 998 486 939 648 882 153 Jun-23 824 137 759 995 996 547 870 070 1 020 267 1 044 419 1 987 872 1 074 066 1 058 308 942 544 All-in sustaining cost R/kg Sep-23 730 422 758 337 942 276 835 731 971 798 1 020 734 1 486 712 1 039 994 1 015 902 892 228 Jun-23 749 609 779 676 1 014 862 871 699 979 683 1 067 174 1 908 404 1 132 651 1 047 175 931 905 Operating free cash flow margin² % Sep-23 34% 36% 17% 25% 12% 11% (30)% 11% 15% 22% Jun-23 27% 35% 15% 26% 11% 11% (75)% 8% 9% 18% OPERATING RESULTS – QUARTER ON QUARTER (RAND/METRIC) 5 Harmony Gold Mining Company Limited | Operational Update for the three months ended 30 September 2023 OPERATING RESULTS – QUARTER ON QUARTER (RAND/METRIC) continued Three months ended SOUTH AFRICA Hidden Valley TOTAL HARMONY SURFACE PRODUCTION TOTAL SOUTH AFRICA Mine Waste Solutions Phoenix Central Plant Reclamation Savuka Tailings Dumps Kalgold TOTAL SURFACE Ore milled t'000 Sep-23 5 874 1 494 998 1 012 940 405 10 723 12 263 772 13 035 Jun-23 5 583 1 538 980 968 931 359 10 359 11 822 910 12 732 Yield g/tonne Sep-23 0.148 0.147 0.156 0.150 0.420 0.96 0.20 0.97 1.76 1.01 Jun-23 0.129 0.151 0.153 0.149 0.455 0.81 0.19 0.92 1.58 0.97 Gold produced kg Sep-23 872 220 156 152 395 390 2 185 11 867 1 356 13 223 Jun-23 718 232 150 144 424 291 1 959 10 866 1 436 12 302 Gold sold kg Sep-23 800 208 153 155 350 381 2 047 11 645 1 396 13 041 Jun-23 695 238 150 140 455 284 1 962 10 859 1 305 12 164 Gold price received R/kg Sep-23 917 805 1 159 692 1 135 745 1 140 226 1 131 894 1 139 255 1 053 338 1 123 716 1 156 340 1 127 208 Jun-23 935 055 1 186 210 1 158 993 1 151 250 1 154 758 1 154 817 1 080 830 1 142 040 1 152 056 1 143 114 Gold revenue¹ R'000 Sep-23 815 096 241 216 173 769 176 735 396 163 434 056 2 237 035 13 166 520 1 614 251 14 780 771 Jun-23 725 497 282 318 173 849 161 175 525 415 327 968 2 196 222 12 477 043 1 503 433 13 980 476 Cash operating cost (net of by-product credits) R'000 Sep-23 554 241 136 805 97 302 98 019 331 009 279 986 1 497 362 8 914 554 500 209 9 414 763 Jun-23 465 675 126 785 85 863 85 156 321 557 245 017 1 330 053 8 422 249 410 368 8 832 617 Inventory movement R'000 Sep-23 (38 602) (8 372) (3 029) 1 508 (12 349) (4 101) (64 945) (123 730) 1 703 (122 027) Jun-23 (6 903) 3 664 311 (3 149) 32 120 (7 974) 18 069 (44 982) (77 188) (122 170) Operating costs R'000 Sep-23 515 639 128 433 94 273 99 527 318 660 275 885 1 432 417 8 790 824 501 912 9 292 736 Jun-23 458 772 130 449 86 174 82 007 353 677 237 043 1 348 122 8 377 267 333 180 8 710 447 Production profit R'000 Sep-23 299 457 112 783 79 496 77 208 77 503 158 171 804 618 4 375 696 1 112 339 5 488 035 Jun-23 266 725 151 869 87 675 79 168 171 738 90 925 848 100 4 099 776 1 170 253 5 270 029 Capital expenditure R'000 Sep-23 436 677 2 889 16 519 3 324 2 658 66 300 528 367 1 652 185 214 389 1 866 574 Jun-23 364 846 5 816 14 696 7 654 9 324 54 349 456 685 1 759 726 428 043 2 187 769 Cash operating costs R/kg Sep-23 635 597 621 841 623 731 644 862 837 997 717 913 685 292 751 205 368 886 711 999 Jun-23 648 572 546 487 572 420 591 361 758 389 841 983 678 945 775 101 285 772 717 982 Cash operating costs R/tonne Sep-23 94 92 97 97 352 691 140 727 648 722 Jun-23 83 82 88 88 345 682 128 712 451 694 Cash operating cost and Capital R/kg Sep-23 1 136 374 634 973 729 622 666 730 844 727 887 913 927 107 890 431 526 990 853 160 Jun-23 1 156 714 571 556 670 393 644 514 780 380 1 028 749 912 066 937 049 583 852 895 821 All-in sustaining cost R/kg Sep-23 715 684 640 726 729 217 663 555 918 051 929 546 779 538 872 295 584 011 841 436 Jun-23 765 289 580 732 681 491 640 436 797 804 1 059 093 777 655 903 121 670 281 878 138 Operating free cash flow margin² % Sep-23 (35)% 42% 34% 43% 16% 21% 6% 19% 44% 22% Jun-23 (28)% 53% 42% 42% 37% 4% 15% 18% 39% 20% ¹Includes a non-cash consideration to Franco-Nevada (Sep-23:R80.852m, Jun-23:R75.634m) under Mine Waste Solutions, excluded from the gold price calculation. ²Excludes run of mine costs for Kalgold (Sep-23 : R1.398m, Jun-23 : -R14.217m) and Hidden Valley (Sep-23 : -R183.935m, Jun-23 : -R76.367m). 6 Harmony Gold Mining Company Limited | Operational Update for the three months ended 30 September 2023 Three months ended SOUTH AFRICA UNDERGROUND PRODUCTION Moab Khotsong Mponeng Tshepong North Tshepong South Doornkop Joel Target 1 Kusasalethu Masimong TOTAL UNDER- GROUND Ore milled t'000 Sep-23 258 267 227 143 244 130 137 158 135 1 699 Jun-23 259 265 217 132 257 124 109 126 125 1 614 Yield oz/ton Sep-23 0.235 0.283 0.138 0.219 0.130 0.129 0.115 0.202 0.121 0.183 Jun-23 0.245 0.259 0.126 0.211 0.123 0.125 0.099 0.216 0.113 0.177 Gold produced oz Sep-23 60 668 75 458 31 315 31 379 31 636 16 751 15 754 31 990 16 333 311 284 Jun-23 63 337 68 642 27 328 27 843 31 540 15 497 10 835 27 264 14 082 286 368 Gold sold oz Sep-23 63 144 74 718 30 254 30 350 30 929 16 172 15 561 31 668 15 786 308 582 Jun-23 61 826 69 285 27 585 28 100 31 186 15 625 10 706 27 521 14 211 286 045 Gold price received $/oz Sep-23 1 903 1 899 1 899 1 899 1 904 1 900 1 901 1 894 1 899 1 900 Jun-23 1 923 1 922 1 926 1 929 1 929 1 928 1 918 1 922 1 925 1 924 Gold revenue¹ $'000 Sep-23 120 193 141 869 57 467 57 631 58 876 30 725 29 581 59 981 29 981 586 304 Jun-23 118 875 133 197 53 136 54 192 60 167 30 122 20 536 52 889 27 359 550 473 Cash operating cost (net of by-product credits) $'000 Sep-23 63 533 81 417 41 284 36 597 42 330 24 308 32 410 50 652 25 358 397 889 Jun-23 69 409 77 142 37 018 32 478 42 694 23 487 28 588 44 817 24 111 379 744 Inventory movement $'000 Sep-23 3 425 (566) (1 443) (1 428) (636) (737) (594) (415) (759) (3 153) Jun-23 (4 595) 316 240 331 (235) 160 (146) 321 231 (3 377) Operating costs $'000 Sep-23 66 958 80 851 39 841 35 169 41 694 23 571 31 816 50 237 24 599 394 736 Jun-23 64 814 77 458 37 258 32 809 42 459 23 647 28 442 45 138 24 342 376 367 Production profit $'000 Sep-23 53 235 61 018 17 626 22 462 17 182 7 154 (2 235) 9 744 5 382 191 568 Jun-23 54 061 55 739 15 878 21 383 17 708 6 475 (7 906) 7 751 3 017 174 106 Capital expenditure $'000 Sep-23 15 981 9 860 6 237 6 570 9 707 3 052 5 991 2 642 248 60 288 Jun-23 17 522 9 738 8 336 7 866 10 897 3 467 7 283 3 952 708 69 769 Cash operating costs $/oz Sep-23 1 047 1 079 1 318 1 166 1 338 1 451 2 057 1 583 1 553 1 278 Jun-23 1 096 1 124 1 355 1 166 1 354 1 516 2 638 1 644 1 712 1 326 Cash operating costs $/t Sep-23 246 305 182 256 173 187 237 321 188 234 Jun-23 268 291 171 246 166 189 262 356 193 235 Cash operating cost and Capital $/oz Sep-23 1 311 1 210 1 518 1 376 1 645 1 633 2 438 1 666 1 568 1 472 Jun-23 1 373 1 266 1 660 1 449 1 699 1 739 3 311 1 789 1 762 1 570 All-in sustaining cost $/oz Sep-23 1 219 1 265 1 572 1 394 1 621 1 703 2 481 1 735 1 695 1 489 Jun-23 1 248 1 298 1 690 1 452 1 632 1 777 3 178 1 886 1 744 1 552 Operating free cash flow margin² % Sep-23 34% 36% 17% 25% 12% 11% (30)% 11% 15% 22% Jun-23 27% 35% 15% 26% 11% 11% (75)% 8% 9% 18% OPERATING RESULTS – QUARTER ON QUARTER (US$/IMPERIAL) 7 Harmony Gold Mining Company Limited | Operational Update for the three months ended 30 September 2023 OPERATING RESULTS – QUARTER ON QUARTER (US$/IMPERIAL) continued Three months ended SOUTH AFRICA Hidden Valley TOTAL HARMONY SURFACE PRODUCTION TOTAL SOUTH AFRICA Mine Waste Solutions Phoenix Central Plant Reclamation Savuka Tailings Dumps Kalgold TOTAL SURFACE Ore milled t'000 Sep-23 6 477 1 647 1 101 1 116 1 037 447 11 825 13 524 851 14 375 Jun-23 6 157 1 696 1 081 1 067 1 027 396 11 424 13 038 1 003 14 041 Yield oz/ton Sep-23 0.004 0.004 0.005 0.004 0.012 0.028 0.006 0.028 0.051 0.030 Jun-23 0.004 0.004 0.004 0.004 0.013 0.024 0.006 0.027 0.046 0.028 Gold produced oz Sep-23 28 035 7 073 5 016 4 887 12 700 12 539 70 250 381 534 43 596 425 130 Jun-23 23 084 7 459 4 823 4 630 13 632 9 356 62 984 349 352 46 168 395 520 Gold sold oz Sep-23 25 721 6 687 4 919 4 983 11 253 12 249 65 812 374 394 44 882 419 276 Jun-23 22 345 7 652 4 823 4 501 14 629 9 131 63 081 349 126 41 957 391 083 Gold price received $/oz Sep-23 1 531 1 935 1 895 1 903 1 889 1 901 1 758 1 875 1 929 1 881 Jun-23 1 557 1 975 1 930 1 917 1 923 1 923 1 800 1 902 1 919 1 904 Gold revenue¹ $'000 Sep-23 43 725 12 940 9 322 9 481 21 252 23 285 120 005 706 309 86 595 792 904 Jun-23 38 846 15 116 9 309 8 630 28 133 17 561 117 595 668 068 80 500 748 568 Cash operating cost (net of by-product credits) $'000 Sep-23 29 732 7 339 5 219 5 258 17 756 15 019 80 323 478 212 26 833 505 045 Jun-23 24 934 6 789 4 598 4 560 17 217 13 120 71 218 450 962 21 973 472 935 Inventory movement $'000 Sep-23 (2 071) (449) (162) 81 (662) (220) (3 483) (6 636) 91 (6 545) Jun-23 (370) 196 17 (169) 1 720 (427) 967 (2 410) (4 133) (6 543) Operating costs $'000 Sep-23 27 661 6 890 5 057 5 339 17 094 14 799 76 840 471 576 26 924 498 500 Jun-23 24 564 6 985 4 615 4 391 18 937 12 693 72 185 448 552 17 840 466 392 Production profit $'000 Sep-23 16 064 6 050 4 265 4 142 4 158 8 486 43 165 234 733 59 671 294 404 Jun-23 14 282 8 131 4 694 4 239 9 196 4 868 45 410 219 516 62 660 282 176 Capital expenditure $'000 Sep-23 23 425 155 886 179 142 3 557 28 344 88 632 11 501 100 133 Jun-23 19 535 312 787 409 499 2 910 24 452 94 221 22 918 117 139 Cash operating costs $/oz Sep-23 1 061 1 038 1 040 1 076 1 398 1 198 1 143 1 253 615 1 188 Jun-23 1 080 910 953 985 1 263 1 402 1 131 1 291 476 1 196 Cash operating costs $/t Sep-23 5 4 5 5 17 34 7 35 32 35 Jun-23 4 4 4 4 17 33 6 35 22 34 Cash operating cost and Capital $/oz Sep-23 1 896 1 060 1 217 1 113 1 409 1 481 1 547 1 486 879 1 424 Jun-23 1 926 952 1 117 1 073 1 300 1 713 1 519 1 561 972 1 492 All-in sustaining cost $/oz Sep-23 1 194 1 069 1 217 1 107 1 532 1 551 1 301 1 455 967 1 404 Jun-23 1 275 967 1 135 1 067 1 329 1 764 1 295 1 504 1 121 1 462 Operating free cash flow margin² % Sep-23 (35)% 42% 34% 43% 16% 21% 6% 19% 44% 22% Jun-23 (28)% 53% 42% 42% 37% 4% 15% 18% 39% 20% ¹Includes a non-cash consideration to Franco-Nevada (Sep-23: US$4.337m, Jun-23: US$4.050m) under Mine Waste Solutions, excluded from the gold price calculation. ²Excludes run of mine costs for Kalgold (Sep-23 : US$0.075m, Jun-23 : -US$0.761m) and Hidden Valley (Sep-23 : -US$9.867m, Jun-23 : -US$4.089m).

8 Harmony Gold Mining Company Limited | Operational Update for the three months ended 30 September 2023 HARMONY GOLD MINING COMPANY LIMITED Harmony Gold Mining Company Limited was incorporated and registered as a public company in South Africa on 25 August 1950 Registration number: 1950/038232/06 CORPORATE OFFICE Randfontein Office Park PO Box 2, Randfontein, 1760, South Africa Corner Main Reef Road and Ward Avenue Randfontein, 1759, South Africa Telephone: +27 11 411 2000 Website: www.harmony.co.za DIRECTORS Dr PT Motsepe* (chairman), KT Nondumo*^ (deputy chairman), Dr M Msimang*^ (lead independent director), PW Steenkamp (chief executive officer), BP Lekubo (financial director), Dr HE Mashego (executive director) B Nqwababa*^, VP Pillay*^, MJ Prinsloo*^, GR Sibiya*^, PL Turner*^, JL Wetton*^ * Non-executive ^ Independent COMPANY SECRETARY SS Mohatla E-mail queries: companysecretariat@harmony.co.za Telephone: +27 11 411 2359 INVESTOR RELATIONS E-mail: HarmonyIR@harmony.co.za Telephone: +27 11 411 6073 or +27 82 746 4120 DIRECTORATE AND ADMINISTRATION TRANSFER SECRETARIES JSE Investor Services (Proprietary) Limited (Registration number 2000/007239/07) 19 Ameshoff Street, 13th Floor, Hollard House, Braamfontein PO Box 4844, Johannesburg, 2000, South Africa Telephone: +27 86 154 6572 E-mail: info@jseinvestorservices.co.za Fax: +27 86 674 4381 AMERICAN DEPOSITARY RECEIPTS Deutsche Bank Trust Company Americas c/o American Stock Transfer and Trust Company Operations Centre, 6201 15th Avenue, Brooklyn, NY 11219, United States E-mail queries: db@astfinancial.com Toll free (within the US): +1 886 249 2593 Int: +1 718 921 8137 Fax: +1 718 921 8334 SPONSOR JP Morgan Equities South Africa Proprietary Limited 1 Fricker Road, corner Hurlingham Road, Illovo, Johannesburg, 2196 Private Bag X9936, Sandton, 2146 Telephone: +27 11 507 0300 Fax: +27 11 507 0503 TRADING SYMBOLS ISIN: ZAE000015228 HARMONY’S ANNUAL REPORTS Harmony’s Integrated Annual Report, and its annual report filed on a Form 20F with the United States’ Securities and Exchange Commission for the financial year ended 30 June 2023, are available on our website (www.harmony.co.za/invest). FORWARD-LOOKING STATEMENTS This booklet contains forward-looking statements within the meaning of the safe harbour provided by Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. These forward-looking statements, including, among others, those relating to our future business prospects, revenues, and the potential benefit of acquisitions (including statements regarding growth and cost savings) wherever they may occur in this booklet, are necessarily estimates reflecting the best judgement of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in our integrated annual report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere; the impact from, and measures taken to address Covid-19 and other contagious diseases, such as HIV and tuberculosis; high and rising inflation, supply chain issues, volatile commodity costs and other inflationary pressures exacerbated by the Russian invasion of Ukraine and subsequent sanctions; estimates of future earnings, and the sensitivity of earnings to gold and other metals prices; estimates of future gold and other metals production and sales; estimates of future cash costs; estimates of future cash flows, and the sensitivity of cash flows to gold and other metals prices; estimates of provision for silicosis settlement; increasing regulation of environmental and sustainability matters such as greenhouse gas emission and climate change, and the impact of climate change on our operations; estimates of future tax liabilities under the Carbon Tax Act (South Africa); statements regarding future debt repayments; estimates of future capital expenditures; the success of our business strategy, exploration and development activities and other initiatives; future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans; estimates of reserves statements regarding future exploration results and the replacement of reserves; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as at existing operations; fluctuations in the market price of gold and other metals; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions related to industrial action or health and safety incidents; power cost increases as well as power stoppages, fluctuations and usage constraints; ageing infrastructure, unplanned breakdowns and stoppages that may delay production, increase costs and industrial accidents; supply chain shortages and increases in the prices of production imports and the availability, terms and deployment of capital; our ability to hire and retain senior management, sufficiently technically-skilled employees, as well as our ability to achieve sufficient representation of historically disadvantaged persons in management positions or sufficient gender diversity in management positions or at Board level; our ability to comply with requirements that we operate in a sustainable manner and provide benefits to affected communities; potential liabilities related to occupational health diseases; changes in government regulation and the political environment, particularly tax and royalties, mining rights, health, safety, environmental regulation and business ownership including any interpretation thereof; court decisions affecting the mining industry, including, without limitation, regarding the interpretation of mining rights; our ability to protect our information technology and communication systems and the personal data we retain; risks related to the failure of internal controls; our ability to meet our environmental, social and corporate governance targets; the outcome of pending or future litigation or regulatory proceedings; fluctuations in exchange rates and currency devaluations and other macroeconomic monetary policies, as well as the impact of South African exchange control regulations; the adequacy of the Group’s insurance coverage; any further downgrade of South Africa’s credit rating and socio-economic or political instability in South Africa, Papua New Guinea, Australia and other countries in which we operate; changes in technical and economic assumptions underlying our mineral reserves estimates; geotechnical challenges due to the ageing of certain mines and a trend toward mining deeper pits and more complex, often deeper underground deposits; and actual or alleged breach or breaches in governance processes, fraud, bribery or corruption at our operations that leads to censure, penalties or negative reputational impacts. The foregoing factors and others described under “Risk Factors” in our Integrated Annual Report (www.har.co.za) and our Form 20-F should not be construed as exhaustive. We undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events, except as required by law. All subsequent written or oral forward-looking statements attributable to Harmony or any person acting on its behalf, are qualified by the cautionary statements herein. The forward-looking financial information has not been reviewed and reported on by the company’s auditors. SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Harmony Gold Mining Company Limited Date: November 13, 2023 By: /s/ Boipelo Lekubo Name: Boipelo Lekubo Title: Financial Director